SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the controlled company Eletrosul Centrais Elétricicas S.A, according to ANEEL Resolution number 589 of 12/10/2013, submitted on August 14, 2014, the ANEEL, the evaluation report of the transmission assets existing in May 2000 ("Appraisal Report"), prepared by Delos Consultoria Ltda, for purposes of the receiving the indemnification for the process of the facilities of the Basic Network existing System - RBSE pursuant to Article 15, paragraph 2 of Law 12,783 / 13.

The Evaluation Report has certified the value of R$ 1.061 million in December 2012, as a base value for the aforementioned indemnification, considering that the residual book value of these assets is R$ 474 million.

However, the Company clarifies that the amount certified by the Evaluation Report is subject to approval by ANEEL, within a period of 150 (one hundred fifty) days of submission, as provided in ANEEL Resolution number 589 of 12/10/2013, and thus the economic and financial consequences for the Company as well as its effects on the financial statements, are conditional upon such approval.

We will keep the market informed about the delivery of evaluation reports by other subsidiaries in electricity transmission of Eletrobras.

Rio de Janeiro, August 18, 2014.

Armando Casado de Araújo

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.